[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

June 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oxford Lane Capital Corp. – Form N-2 Registration Statement

Dear Sir/Madam:

On behalf of Oxford Lane Capital Corp. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Company’s registration statement on Form N-2 (the “Registration Statement ”). The applicable filing fee for the submission of the Registration Statement in the amount of $3,565 was deducted from the Company’s EDGAR account.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm